SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2002

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.

(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414

(Registrant's telephone number)

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Audited Financial Statements

For the years ended December 31, 2002 and 2001

Contents

Independent Auditors' Report	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

Supplemental Schedules:
Schedule of Assets Held for Investment Purposes	9
Schedule of Reportable Transactions	10

Consent of Independent Auditors:
Deloitte & Touche LLP	Exhibit 1

Schedules Omitted:
The following schedules are omitted because of the absence of conditions under which they are required:
Obligations in Default
Leases in Default

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Community Trust Bancorp, Inc.

Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2002 and the schedule of reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 9, 2003

Louisville, Kentucky

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001
	2002	2001
Assets
Cash	$39,504	$294,644
Investments at fair value:
Community Trust Bancorp, Inc. common stock	22,163,550	19,008,336
Mutual funds	7,410,722	7,838,082
Cash equivalents	3,802,654	3,004,951
Total assets	33,416,430	30,146,013
Accrued interest and dividends receivable	210,967	196,264
Net assets available for benefits	$33,627,397	$30,342,277

See notes to financial statements.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,690,923	$7,059,937
Interest and dividends	982,944	1,050,037
Total investment income	2,673,867	8,109,974

Contributions-participants	1,374,673	1,305,373
Contributions-employer	1,483,360	1,429,058
Rollover-participants	3,216	18,430

Total additions, net	5,535,116	10,862,835

Deductions from net assets attributed to--
Distributions paid to participants and beneficiaries	(2,249,996)	(4,827,993)

Net increase	3,285,120	6,034,842

Net assets available for benefits at beginning of year	30,342,277	24,307,435

Net assets available for benefits at end of year	$33,627,397	$30,342,277

See notes to financial statements.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Notes to Financial Statements

For the Years Ended December 31, 2002 and 2001

1. Description of Plan

The following brief description of the Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (the "Corporation") and all participating subsidiaries, which include Community Trust Bank, Inc. (formerly Community Trust Bank, National Association) and Community Trust and Investment Company (formerly Trust Company of Kentucky, National Association). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2003, Community Trust Bank, National Association and Trust Company of Kentucky, National Association converted their charters to state charters from national associations. Following its conversion, the trust company changed its name to Community Trust and Investment Company in order to identify more closely with the bank.

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve months of employment (or at least 1,000 hours service).

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. For 2002 and 2001, the maximum amount of voluntary contributions was the lesser of $10,000 or 12% of the participant's compensation for the plan year until September 2002 when it changed to the lesser of $10,000 or 15%. During 2002 and 2001, the Corporation made matching contributions equal to 50% of the first 8% of each participant's deferred compensation contributions for the plan year, up to a total of 4% of such participant's compensation. Each participating subsidiary may, at the discretion of each Board of Directors, contribute an additional percentage of covered employees' gross wages. No additional contributions were made in 2002 or 2001.

In addition, each year the Corporation will contribute to the Plan an amount not less than 3% of the compensation of each participant. These contributions are non-participant directed and are made directly to the Trust Fund (see Note 3). During 2002 and 2001, the contribution percentage was 4%.

Participants' Accounts

Each participant's account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant's interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of Community Trust Bancorp, Inc. common stock allocated to his or her account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions.

Vesting

Vesting of an employee's interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant's employment ceases for any other reason, the full value of his account is payable to him if he has completed three or more years of service. A participant who has completed less than three years of service is entitled to the full value of his account less the value of the employer contributions. Forfeited employer contributions are redistributed to active participants.

Payment of Benefits

Generally, a participant's account balance will be distributed to the participant or his beneficiary in a single lump sum.

Market Risk and Uncertainties

The Plan invests in various mutual funds and equity securities. Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

3. Investments

All amounts contributed to the Plan are held by the trustee, Community Trust and Investment Company, and are invested in seven separate investment funds as described below.

Participant Directed Funds

Stock Fund: The fund consists primarily of Community Trust Bancorp, Inc. common stock.

Fixed Income Fund: The fund invests in investment grade corporate and government fixed income securities.

International Stock Equity Fund: The fund is primarily invested in equity mutual funds.

Money Market Fund: The fund seeks to provide liquidity, diversification, and a competitive yield in U.S. Treasury obligations.

S&P 500 Fund: The fund invests substantially all of its assets in the 500 selected securities listed in the S&P 500.

Mid Cap Stock Fund: The fund is to provide long-term capital appreciation by investing primarily in stocks of U.S. companies with market capitalization between $500 million and $5 billion.

Each participant must allocate the contributions made on their behalf and the balances in their account among the foregoing funds in increments of 10%. In the absence of an allocation, all of a participant's contributions will be invested in the Money Market Fund.

Non-Participant Directed Fund

Trust Fund: The fund consists primarily of Community Trust Bancorp, Inc. common stock.

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows as of December 31, 2002 and 2001:

	2002	2001
	Fair Value	Fair Value
Community Trust Bancorp, Inc. common stock, 881,605 (2002) and 800,351 (2001) shares	$22,163,550	$19,008,336

Financial Square Governmental Fund, 3,004,510 shares	$0	$3,004,510

SEI Daily Income Gov't II Fund, 3,641,177 shares	$3,641,177	$0

Vanguard Instl Index Fund, 54,909 units	$0	$5,759,428

Vanguard Bond Index Fund, 204,995 units	$0	$2,078,654

SEI Index Fds Bond Index Port, 233,069 units	$2,589,399	$0

SEI Index S&P 500 Index Fund, 171,787 units	$4,660,588	$0

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,690,923, as follows:

Community Trust Bancorp, Inc. common stock	$2,759,130
Mutual funds	(1,068,207)
Total	$1,690,923

4. Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the Internal Revenue Service ruling. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by the Corporation.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2002	2001
Community Trust Bancorp, Inc. common stock	$22,163,550	$19,008,336

7. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $220,348 and $244,355 at December 31, 2002 and 2001, respectively.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Item 4i--

Schedule of Assets (Held at Year-End)

December 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Current Value

Mutual Funds
SEI Index S&P 500 Index Fd #55	Equity Mutual Fund, 171,787 units	$4,660,588

SEI Instl Mgd Mid-Cap Growth Fd #68	Equity Mutual Fund, 10,546 units	128,560

SEI Internation Equity #95	Equity Mutual Fund, 4,425 units	32,175

SEI Index Fds Bond Index Port A #56	Equity Bond Fund, 233,069 units	2,589,399
		7,410,722
Cash Equivalents
Financial Square Government Fund	Money Market Fund, 161,477 shares	161,477

SEI Daily Income Gov't II Fund #33	Money Market Fund, 3,641,177 shares	3,641,177
		3,802,654
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 881,605 shares	22,163,550

Total assets held for investment purposes		$33,376,926

* Indicates a party-in-interest to the plan.

Community Trust Bancorp, Inc.

Savings and Employee Stock Ownership Plan

Schedule of Reportable Transactions

Year Ended December 31, 2002

Identity of Party Involved and Description of Asset Including Interest Rate and Maturity in Case of a Loan	Purchases		Sales
	Number of Transactions	Dollar Value of Purchases	Number of Transactions	Dollar Value of Sales	Net Gain (Loss)

Single transactions in excess of 5%

SEI Daily Inc Gov't II Fund #33 CL A	1	$3,297,506
SEI Index S&P 500 Index Fund #55 CL E	1	$5,687,264
SEI Index Fund Bond Index Port A #56	1	$2,146,148
Goldman Sachs Gov't Money Market Fund			1	$3,297,506	$0
Vanguard Institutional Index Fund			1	$5,687,264	$(786,881)
Vanguard Total Bond Market			1	$2,146,148	$38,825

Series of transactions in excess of 5%

Goldman Sachs Gov't Money Market Fund	141	$2,060,659
Goldman Sachs Gov't Money Market Fund			107	$4,903,690	$0
SEI S&P 500 Index Fund	57	$6,576,994
SEI Index Bond Portfolio Fund	61	$2,759,595
SEI Daily Income Gov't II Fund	104	$4,299,438
Vanguard Bond Index Fund			8	$2,230,554	$37,173
Vanguard Institutional Index Fund			10	$5,801,966	$(804,165)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

By:

Date: June 27, 2003	/s/ Jean R. Hale
Jean R. Hale
Vice Chairman, President and
Chief Executive Officer

/s/ Kevin Stumbo
Kevin Stumbo
Executive Vice President
Controller

/s/ Kenneth R. Earley
Kenneth R. Earley
Senior Vice President
Director of Human Resources